(As filed with the Securities and Exchange Commission on July 17, 2001)

                                                                File No. 70-9659
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post-Effective Amendment No. 1)
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
                         Carolina Power & Light Company
                     North Carolina Natural Gas Corporation
                      Progress Energy Service Company, LLC
                       Strategic Resource Solutions Corp.
                         Progress Energy Ventures, Inc.
                              Monroe Power Company
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                          Florida Progress Corporation
                            Florida Power Corporation
                         Progress Capital Holdings, Inc.
                      Florida Progress Funding Corporation
                                  FPC Del, Inc.
                               One Progress Plaza
                          St. Petersburg, Florida 33701

           (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

            --------------------------------------------------------

     The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Esq.                       William T. Baker, Jr., Esq
     Associate General Counsel               Thelen Reid & Priest LLP
     Progress Energy Service Company, LLC    40 W. 57th Street, 25th Floor
     410 South Wilmington Street             New York, New York  10019
     Raleigh, North Carolina  27602

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1  Background. By order dated November 27, 2000 (the "Merger
               ----------
Order"),1 the Commission authorized Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), a North Carolina corporation, to acquire all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress"), an exempt holding company, in exchange for a combination of cash, common stock and other securities (the "Share Exchange"). Progress Energy registered as a holding company under the Act on November 30, 2000, the same day that it completed its acquisition of Florida Progress. As a result of the Share Exchange, Progress Energy now owns, directly or indirectly, all of the issued and outstanding common stock of three public-utility subsidiary companies: Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina; Florida Power Corporation ("Florida Power"), a Florida corporation, which generates, transmits, purchases and sells electricity in parts of Florida; and North Carolina Natural Gas Corporation ("NCNG"), which distributes gas at retail in parts of eastern and south central North Carolina (collectively, CP&L, Florida Power and NCNG are referred to as the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric service to approximately 2.8 million wholesale and retail customers in parts of three states and natural gas or gas transportation service to approximately 119,600 residential, commercial, agricultural and industrial customers, all in North Carolina.

     Progress Energy also holds, directly or indirectly, all of the outstanding equity securities of numerous non-utility subsidiaries. These include: Progress Energy Service Company, LLC, a subsidiary service company that provides administrative and corporate support services to the Utility Subsidiaries and other companies in the Progress Energy system; Monroe Power Company, an "exempt wholesale generator" under Section 32 of the Act; Strategic Resource Solutions Corp., which directly and through subsidiaries of its own designs, develops, installs, and provides facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide, designs and manufactures advanced cogeneration energy systems for efficient on-location power generation, and designs, engineers, installs and maintains building automation systems that control heating, ventilation, air conditioning and lighting; Progress Energy Ventures, Inc., an intermediate subsidiary through which Progress Energy holds interests in two synthetic fuels plants; Caronet, Inc., an "exempt telecommunications company" under Section 34 of the Act; CaroFund, Inc. and CaroHome, LLC, which hold various passive investments (primarily low-income housing projects that qualify for federal income tax credits); and Progress Capital Holdings, Inc., which serves as the holding company for many indirect non-utility operations of Progress Energy, including the operations of Electric Fuels Corporation and its subsidiaries. A complete description of Progress Energy's direct and indirect nonutility subsidiaries is contained in Appendix A to the Merger Order, to which reference is made.

     By order dated December 12, 2000 in this proceeding,2 the Commission authorized Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries (collectively, the "Applicants") to


------------------------
1    See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284.
     --- ------------------------
2    See Progress Energy, Inc., et al., Holding Co. Act Release No. 27297.
     --- ----------------------------
engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions. The Commission reserved jurisdiction over a proposal by the Applicants to allocate the consolidated income tax liability of Progress Energy among the members of the consolidated group in a manner that would differ in one respect from the method allowed under Rule 45(c) of the rules and regulations under the Act. Progress Energy and its subsidiaries are now requesting that the Commission release jurisdiction over the proposed Tax Allocation Agreement described below.

          1.2  Acquisition Debt Issued in Share Exchange. Progress Energy
               -----------------------------------------
financed the cash portion of the consideration paid to the shareholders of Florida Progress in the Share Exchange and other expenses associated with the Share Exchange by issuing approximately $3.5 billion of commercial paper, back-stopped by a 364-day revolving bank credit facility. On February 23, 2001, Progress Energy retired approximately $3.1 of commercial paper and a draw on the back-up facility with the proceeds of $3.2 billion of long-term unsecured debt issued in four tranches, as follows:

                     Amount        Maturity       Interest Rate
                     ------        --------       -------------

               $500,000,000        Feb. 2004      6.55%
               $800,000,000        Feb. 2006      6.75%
             $1,250,000,000        Feb. 2011      7.10%
               $650,000,000        Feb. 2031      7.75%

Progress Energy expects to refinance the balance of the original Acquisition Debt (approximately $300 million) later this year.3

     As shown on Exhibit K-1, Progress Energy estimates that the annual interest expense on the Acquisition Debt will be approximately $250 million.4 Because Progress Energy and its consolidated subsidiaries will file a consolidated income tax return, the interest expense on the Acquisition Debt will offset the group's consolidated taxable income and therefore reduce the overall tax liability of the group. Applying a hypothetical 35% tax rate to the estimated consolidated taxable income of the group, the interest expense on the Acquisition Debt would reduce the group's tax liability by $87.5 million in each of the years 2000 - 2002.5 However, as discussed below, unless the relief


------------------------
3    Progress Energy's commercial paper is rated A-2 by Standard and
Poor's ("S&P") and P-2 by Moody's Investor Services ("Moody's"). Its long-term unsecured debt is rated BBB by S&P and Baa1by Moody's.
4    As used in this Post-Effective Amendment and in the proposed Tax
Allocation Agreement, the term "Acquisition Debt" means the commercial paper and other short-term debt issued by Progress Energy at the time of the Share Exchange and any renewals or extensions thereof and any long-term debt securities issued subsequent to the Share Exchange in order to refinance such commercial paper and other short-term debt.
5    Solely for purposes of this analysis, it is assumed that the Share
Exchange occurred on January 1, 2000.

requested in this Post-Effective Amendment is granted, Progress Energy would not be able to retain, or share in, the tax benefit (i.e., the reduction in the group's income tax liability) that is associated with the interest it pays on the Acquisition Debt. Rather, under Rule 45(c), the benefit of the interest expense would have to be allocated to other members of the group (primarily CP&L and Florida Power).

          1.3  Proposed Tax Allocation Agreement. The Applicants request
               ---------------------------------
that the Commission authorize Progress Energy and its subsidiaries to enter into the Tax Allocation Agreement that is filed herewith as Exhibit B-5. Under the proposed Tax Allocation Agreement, the consolidated tax would be allocated among the members of the group in proportion to the separate return tax of each member, provided that the tax apportioned to any subsidiary company of Progress Energy will not exceed the "separate return tax" of such subsidiary.6 This is the method of allocation permitted under Rule 45(c)(2)(ii).

     The agreement further provides that Progress Energy will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to the interest expense on the Acquisition Debt, rather than reallocate that tax savings to its subsidiary companies, as would be required by Rule 45(c)(5). In this respect, the proposed Tax Allocation Agreement does not comply with all of the requirements of Rule 45(c). The proposed Tax Allocation Agreement will therefore have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt to the entity that is legally obligated for its payment - Progress Energy. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of Progress Energy's subsidiaries will not exceed the "separate return tax" of such subsidiary (the "separate return limitation"). Thus, the proposed Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member than it would otherwise pay on a separate return basis. Exhibit K-1 illustrates the difference between the Rule 45(c) method and the proposed method in the amounts of tax that would be allocated to the members of the Progress Energy group.

     A legal analysis of the Tax Allocation Agreement, in light of the policies and purposes of Sections 12 and 13 of the Act and Rule 45 is contained in Item 3, below.

ITEM 2.   FEES, COMMISSION AND EXPENSE.
          ----------------------------

          The fees, commissions and expenses paid or incurred or to be incurred in connection with this Post-Effective Amendment are estimated at not more than $15,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1  General Overview. Provisions in a tax allocation agreement
               ----------------
between a registered holding company and its subsidiaries are subject to Section


------------------------
6    Under Rule 45(c), the "separate return tax" is defined to mean "the tax on the corporate taxable income of an associate company computed as though such company were not a member of a consolidated group."

12(b) of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of the Rule 45(c). However, if a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).7

     As previously indicated, Rule 45(c)(2) provides that the consolidated tax may be apportioned among the members of the group in proportion to the corporate taxable income of each member or the separate return tax of each member, but, in either case, the amount of the tax apportioned to any subsidiary company may not exceed the "separate return tax" of such subsidiary. Thus, the central feature of Rule 45(c)(2) is that the amount of the consolidated tax of the group that is apportioned to any subsidiary company cannot exceed the amount of tax that such subsidiary would have paid computed as though it were not a member of a consolidated group.

     Rule 45(c)(4) provides that an allocation agreement may exclude companies not having positive corporate taxable income for the year (i.e., loss companies) from a current allocation of the benefit of their losses, provided that the agreement gives the loss companies carryover rights that can be used in future years to reduce their proportionate share of consolidated tax. Alternatively, under Rule 45(c)(5), the so-called "current payment" method, a tax allocation agreement may require that the members of the group with a positive allocation pay the amount so allocated and that members of the group with a negative allocation receive current payment of their corporate tax credits. Specifically, Rule 45(c)(5) provides that:

     The agreement may, instead of excluding members as provided in paragraph
     (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added).

     Thus, under Rule 45(c)(5), only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system, as well as all "subsidiary companies"), are entitled to be paid for any negative allocation (i.e., losses or credits). The proposed Tax Allocation Agreement adopts the "current payment" method, but provides for Progress Energy


------------------------
7    See The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar.
     --- ---------------------------
15, 2000) ("National Grid").
            -------------
to retain the tax savings attributable to the interest expense on the Acquisition Debt.

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies," on the one hand, and "subsidiary companies," on the other, represented a policy decision to preclude the holding company from sharing in the consolidated return savings. The Commission noted that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act."8 It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied.9 In this matter, where Progress Energy is seeking only to retain the tax benefit attributable to the interest expense on the Acquisition Debt, for which no other company in the Progress Energy system has any liability, the proposed arrangement will not give rise to the types of problems that the Act was intended to address.

     Under Rule 45(c)(5), the tax benefit associated with the losses of a holding company must in effect be reallocated to its subsidiary companies, thereby reducing the allocated share of the consolidated tax liability that those subsidiaries would otherwise have if their tax were determined on a separate return basis. In the typical case, this reallocation of the holding company's share of the tax savings would not produce a significant windfall for its subsidiaries, because holding company expenses tend to be relatively small, consisting mainly of allocated corporate overheads and salaries. The largest item of holding company expense - interest on the debt that it incurs in order to supply capital to its subsidiaries - is typically offset by the interest income it receives from subsidiaries under the terms of mirror-image downstream loans.10

     In the instant case, however, the Acquisition Debt was not incurred to fund investments in Progress Energy's subsidiaries, but instead to acquire the equity of Florida Progress. The Acquisition Debt represents indebtedness of Progress Energy. Importantly, Progress Energy could not, without the approval of the commissions having jurisdiction over rates of the Utility Subsidiaries, recover in rates of the Utility Subsidiaries any costs, including the interest on the Acquisition Debt, associated with the Share Exchange. Moreover, the Acquisition Debt is and will remain unsecured. Thus, the lenders will not have any call on the assets of Progress Energy's subsidiaries or any security interest in the common stock of the subsidiaries that is held by Progress Energy.

     Although Progress Energy's subsidiaries do not have any legal obligation for the Acquisition Debt, Progress Energy's ability to pay interest on the Acquisition Debt, as well as to pay common dividends, is largely dependent upon


------------------------
8    See Holding Co. Act Release No. 21767 (Oct. 29, 1980), citing Sen. Doc.
     ---
92, Part 72A, 70th Congress, 1st Sess. at 477-482.
9    See National Grid, supra n. 7.
     --- -------------  -------
10   See Rule 52, which allows a holding company to charge its effective cost
     ---
of money on downstream loans to subsidiaries.

its receipt of dividends from subsidiaries (primarily CP&L and Florida Power, its largest subsidiaries). Currently, Progress Energy is not projecting any change in its dividend policy and therefore expects its dividend payout ratio to continue to improve over the forecast period. As shown in Exhibit K-2, the dividend payout rate of CP&L in 2001 and 2002 is projected to improve while Florida Power's payout rate is expected to remain at essentially the same level. For both utilities, the capital structure does not change materially. In any event, the projected dividends will be paid from current and retained earnings of the Utility Subsidiaries, as allowed by Rule 46.

     Finally, because the amount of tax allocated to the Utility Subsidiaries will remain subject to the separate return limitation, the Tax Allocation Agreement will have no impact on the rates or revenue requirements of the Utility Subsidiaries. A basic premise of regulation followed by all of the state commissions that regulate the Utility Subsidiaries is that utility operations should not subsidize other operations nor should they be subsidized by other operations. Income taxes are, therefore, calculated on a standalone basis for jurisdictional ratemaking.

          3.2  The Proposed Tax Allocation Method Does Not Circumvent the
               ----------------------------------------------------------
Policies and Purposes of the Act.The proposed Tax Allocation Agreement is
--------------------------------
consistent with the policies and purposes of Section 12 of the Act. That section does not prohibit a registered holding company from retaining the benefit of the tax attributes that it generates or require it to reallocate those tax attributes to its subsidiaries. Section 12 merely prohibits upstream loans or extensions of credit to a registered holding company,11 and requires approval, by rule or by order, for any loan by a holding company, or any subsidiary thereof, to a subsidiary company.12

     Moreover, the policy underlying Rule 45(c)(5), as articulated by the Commission in its release proposing Rule 45(c), appears to have little or nothing to do with the circumstances presented in this case. In its proposing release, the Commission noted that the "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits" was among the abuses that led to the passage of the Act.13 The Commission then explained:

     The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or


------------------------
11   Section 12(a) of the Act provides that "[i]t shall be unlawful for any registered holding company, by use of the mails or any means of instrumentality of interstate commerce, or otherwise, directly or indirectly, to borrow, or to receive any extension of credit or indemnity, from any public-utility company in the same holding-company system or from any subsidiary company of such holding company . . .."
12   See Section 12(b), quoted above, pursuant to which the Commission has
     ---
promulgated Rule 45(a).
13   See Holding Co. Act Release No. 21767 (Oct. 29, 1980), citing Senate
     ---                                                    ------
Doc. 92, Part 72A, 70th Congress, 1st Sess., 1930, pp. 477 - 482..

     contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem incongruous with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses.14

     As this passage seems to suggest, the prohibition in Rule 45(c) on a registered holding company sharing in the consolidated tax savings appears to have been founded chiefly on Section 13(a) of the Act, which prohibits a registered holding company from entering into or performing any agreement for the sale of goods or provision of services or construction for a charge to any subsidiary company. In this case, however, Progress Energy is not seeking to recover its own corporate costs from its subsidiaries, "in the guise of a tax allocation," by transforming them into deductible expenses of its subsidiaries. Moreover, the subsidiaries will not be reimbursing Progress Energy for the interest expense on the Acquisition Debt through the tax allocation mechanism. Instead, the "benefit" obtained by Progress Energy under the Tax Allocation Agreement is attributable entirely to the lower income tax liability of the consolidated group that is attributable to Progress Energy's interest expense.

     In fact, the policies and purposes of Section 13(a), which was intended only to prohibit holding companies from "exacting tribute" from subsidiaries through excessive and often illusory service charges for management services, have no bearing on how Progress Energy and its subsidiaries choose to allocate the tax savings associated with Progress Energy's interest expense. The interest on the Acquisition Debt represents a true cost of capital that Progress Energy has incurred for a purposes unrelated to the operations of its subsidiaries. It is important to consider that, if Progress Energy were to incur interest on debt the proceeds of which were used to fund loans to its subsidiaries, the Act and the Commission's rules would allow Progress Energy to recover its cost of funds through interest charges to its subsidiaries, and the policies and purposes of
Section 13(a) would not come into play. Where, as in this case, Progress Energy's subsidiaries have not assumed any legal obligation for the Acquisition Debt, it would not be detrimental to the subsidiaries or to consumers if Progress Energy were to retain the benefit associated with its interest expense. Moreover, if Progress Energy were to reallocate the tax savings attributable to the interest expense on the Acquisition Debt to those members of the group with a positive allocation, as dictated by Rule 45(c)(5), the net effect would be the same as if Progress Energy made a capital contribution to those subsidiaries.


------------------------
14   It should be noted that the earlier rule - Rule 45(b)(6) - did not by its terms restrict the holding company from retaining the benefit of the tax losses it generated. Rather, as the Commission explained in its release proposing Rule 45(c), Rule 45(b)(6) had been interpreted to require the sharing of tax savings and liabilities exclusively among the members of the group with actual separate return tax liability or positive income. Thus, all loss companies, including but not limited to the parent holding company, had been excluded from sharing in consolidated tax benefits, by interpretation, under Rule 45(b)(6).

     In The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
        ---------------------------
2000) ("National Grid"), the Commission authorized National Grid Group and its
        -------------
subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. With one exception, the circumstances in that case are identical to those presented here. In National Grid, a U.S. sub-holding company of National Grid Group
         -------------
incurred approximately $3.2 billion of bank debt in order to finance the acquisition of New England Electric System ("NEES").15 National Grid Group explained that, without the requested relief, it would suffer an increased U.K. tax liability. This was because, under U.K. tax law, there is not a system of consolidated tax groups similar to that under U.S law. The applicant further explained that, under U.K. law, a loss member of a corporate group may "surrender" the loss to another member and thereby reduce the receiving company's taxable profits. National Grid Group stated that payment for the loss was necessary for two reasons; first, because under U.K. law, an agreement requiring an uncompensated surrender of tax benefits could possibly be voided under creditor protection laws, and second, to assure that National Grid Group would receive appropriate tax credits under U.K. tax laws for the U.S. taxes paid by the U.S. sub-holding company.

     In approving the proposed tax allocation agreement, the Commission observed:

     It does not appear that approval of the Tax Allocation Agreement would lead to the abuses that section 12 is intended to prevent, and therefore approval will not be detrimental to the NEES Group and its consumers. The `separate return' limitation will assure that the NEES' Utility Subsidiaries tax liability will not be higher than it otherwise would have been. In addition, the Financing Applicants note that the conditions applicable to our authorization with respect to dividend payments will provide additional protections. Consequently, the Tax Allocation Agreement does not provide a means for a foreign parent holding company to `milk' the U.S. - organized companies.

     In addition, because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement. (footnote omitted).

     Progress Energy's current circumstances do not involve any interplay between foreign and U.S. tax laws, and approval or disapproval of the proposed Tax Allocation Agreement will not have any effect on the overall amount of consolidated income tax that Progress Energy will pay. Nevertheless, it is clear that the Commission's approval of the tax allocation agreement in National Grid
                                                                  -------------
was based almost entirely upon its determination that the agreement would not


------------------------
15   The acquisition debt was initially borrowed by National Grid Group, the top registered holding company, and then loaned on mirror-image terms to the U.S. sub-holding company, as a result of which National Grid Group's interest expense and interest income canceled each other out.

lead to the abuses that Section 12 was intended to prevent; that the NEES utility subsidiaries allocated share of the consolidated tax would be no higher than it would otherwise be on a separate return basis; that the U.S. subsidiaries had no obligation on the merger-related debt; and that the merger-related debt did not affect the NEES subsidiaries' financial position or credit. The fact that the proposed tax allocation agreement would reduce National Grid Group's overall U.S. and U.K. tax liability and enable National Grid Group to avoid other potential legal problems under U.K. law (associated with "surrendering" of tax attributes by any subsidiary) appears to have been a subordinate consideration.

     In all other respects, Progress Energy's circumstances are the same as those presented in National Grid. The proposed Tax Allocation Agreement will not
                   -------------
lead to the kinds of abuses Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring Progress Energy's expenses to its subsidiaries. Progress Energy's subsidiaries' allocated share of the consolidated return liability will be no greater than it would be if calculated on a separate return basis, as required by Rule 45(c). The Utility Subsidiaries are not obligated, directly or indirectly, on the Acquisition Debt, and the Tax Allocation Agreement will not have the effect of shifting Progress Energy's interest expense to the Utility Subsidiaries. Finally, the Acquisition Debt has not affected the Utility Subsidiaries' financial position or credit, as evidenced by their credit ratings, the capitalization ratios that Progress Energy is committed to maintain under the terms of the December 12, 2000 order in this proceeding, or projected dividend payout rate.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

     No state commission and no federal commission, other than this commission, has jurisdiction over the proposed Tax Allocation Agreement.

ITEM 5.   PROCEDURE.
          ---------

     The Applicants request that the Commission's supplemental order releasing jurisdiction be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A.   EXHIBITS.
          --------

          B-5  Form of Tax Allocation Agreement.

          K-1 Comparison of Allocation of Federal Income Tax Liability under Proposed Tax Allocation Agreement and Rule 45(c).

          K-2 Pro Forma Cash Flow Statements of Progress Energy, Florida Progress and CP&L for the Years 2000 - 2002. (Filed confidentially pursuant to Rule 104).

     B.   FINANCIAL STATEMENTS.
          --------------------

          (No additional Financial Statements filed with the Post-Effective Amendment)


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PROGRESS ENERGY, INC.
                                        CAROLINA POWER & LIGHT COMPANY
                                        NORTH CAROLINA NATURAL GAS CORPORATION
                                        PROGRESS ENERGY SERVICE COMPANY, LLC
                                        STRATEGIC RESOURCE SOLUTIONS CORP.
                                        FLORIDA PROGRESS CORPORATION
                                        FLORIDA POWER CORPORATION


                                        By: /s/ William D. Johnson
                                                ------------------
                                        Name:   William D. Johnson
                                        Title:  Secretary


                                        PROGRESS ENERGY VENTURES, INC.
                                        MONROE POWER COMPANY
                                        PROGRESS CAPITAL HOLDINGS, INC.
                                        FLORIDA PROGRESS FUNDING CORPORATION
                                        FPC DEL, INC.

                                        By: /s/ Frank A. Schiller
                                                -----------------
                                        Name:   Frank A. Schiller
                                        Title:  Secretary

Date: June 17, 2001


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